[BANK ONE LOGO OMITTED]

January 29, 2001


Mr. Timothy Burke
Vectren Corporation
P.O. Box 209
Evansville, IN  47702-0209

Dear Tim,

As you have requested in your letter dated January 12, 2001, the Majority of Lenders of the bank group have agreed to waive the covenant compliance under
Section 6.13 for the $155 Million Indian Gas Back-Up Credit Facility which required a debt/capitalization ratio of .60 to 1.0 for the period December 31, 2000 and March 31, 2001. It is our understanding that once IGC receives IURC approval to complete the equity injection, that you will convert $125 Million of the inter-company loan to paid-in equity capital and that this will occur before June 30, 2001. If there is some reason that the paid-in equity capital does not take place, then the inter-company debt of $218 Million will be subordinated to the bank credit facility and the debt/capitalization ratio will return to .60 to 1 on June 30th, 2001.

Please indicate your concurrence with regard to this waiver to the Indiana Gas credit agreement dated March 8, 1999 and subsequently amended on March 7, 2000 and October 31, 2001.


Sincerely,

/s/ Randall K. Stephens
Randall K. Stephens




                                        Indiana Gas Company, Inc.

                                        By: /s/ Timothy Burke
                                           -------------------------------

                                        Title: Treasurer
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